


06009248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AA 6/29

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8-052624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox Chase Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Main Street
(No. and Street)

Metuchen (City) NJ (State) 08840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Cianci 732-906-9006 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 06 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

<u>AFFIRMATION</u>

I, Anthony Cianci, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2005 and supplemental schedules pertaining to Fox Chase Capital Partners, LLC. as of December 31, 2005 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/1/06
Signature Date

President
Title

Subscribed and Sworn to before me

on this 24 day of February 2006.

[signature]
Notary Public

Leisa-Marie Quiles
Notary Public of New Jersey
My Commission Expires Nov. 10, 2008

FOX CHASE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

Members' Equity and Net Capital Before Securities Haircuts	$	764,120
Deductions and/or Charges:		
Non-allowable assets		
Portion of clearing deposit		50,000
Prepaid expenses		7,735
Fixed assets		13,874
Total Non-allowable assets		71,609
Net Capital before Securities Haircuts		692,511
Haircuts on Securities Positions:		
Haircuts		(324,188)
Undue concentration		(138,184)
Total Haircuts on Securities Positions		(462,372)
Net Capital	$	230,139
Aggregate Indebtedness:		
Accrued expenses and other liabilities	$	478,614
Total Aggregate Indebtedness	$	478,614
Minimum Capital Required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Capital in Excess of Minimum Requirements	$	130,139
Ratio of Aggregate Indebtedness to Net Capital		2.08 to 1

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II(A) filing.



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From :	"Blumenthal, Alan" <Alan.Blumenthal@nasd.com>
To :	<exbaker@juno.com>
Subject :	Fox Chase Haircut Schedules
Date :	Tue, Feb 07, 2006 03:21 PM
Attachment(s) :	1 file(s)/document(s) | Total File Size: 165K

Joe:
I received your fax schedules.
I am enclosing schedules that can be used for Gov, Corps & Muni.

<<Fox Chase Haircuts.XLS>>
I have inputted your positions for December in the schedule. Total haircuts for exempt(GOV) is 21,556. Debt (Corp) 2,402.

The TVA Bonds are a gov. quasi agency along with FNMA. These can be put in the government haircut schedule. The Fed corp strips I was not sure if guaranteed by the US gov. so those went into corporates.
Equity haircuts I calculated at 160,038.
The short put option haircut on 10 short puts Interdigital, calculated to 1,128 since it is uncovered put and out of the money. I can give you the calculation if you need it.

Undue concentration I calculated at 139,350.

Total Haircuts 324,484.

You can use these schedules going forward. You just input the market values in the correct maturity range. There is a
List of quasi government securities in the interpretation manual if you need them.

Please call if you have any questions.

Alan Blumenthal
Special Investigator
581 Main Street, 7th Floor
Woodbridge, New Jersey 07095
Phone 732-596-2067
Fax 732-596-2003





NASD Calculation

Fox Chase Haircuts Template	Dec, 2005	
		1066120 x 15%
Equities long	$ 160,038	
Equities short		
Equities @ 15%:	160,038	(1) 159,918
Exempt Treasuries:	21,556	
Bonds:	2,402	
	23,958	(1) 23958 Per NASD } see Attached
Uncovered Put	1,128	(1) 1128 Per NASD } see Attached
Undue Concentration:		
Interdigital Comm Corp	997,560	997640
10% TNC	76,294	76412 ($764,120 x 10%)
Concentration Amount	921,266	921,228
Concentration HC @ 15%:	139,350	x 15% (1) 138,184 (2)
Total Haircuts:	$ 324,474	

(1) $324,188 Total Haircut

(2) Undue concentration $138,184

Received Time Feb.13. 11:32AM

	LMV	SMV	H/C %	Haircut Long	Haircut Short	Absolute Value	50% of Lesser	Total Haircut
U.S. & Canadian Obligations								
Less than 3 months	0.00	0.00	0.000	0	0	0	0	
3 mo. < 6 mo.	0.00	0.00	0.005	0	0	0	0	
6 mo. < 9 mo.	0.00	0.00	0.0075	0	0	0	0	
9 mo. < 12 mo.	0.00	0.00	0.010	0	0	0	0	
Category 1	0.00	0.00		0	0	0	0	0
1 yr. < 2 yr.	931.80	0.00	0.015	14	0	14	0	
2 yr. < 3 yr.	0.00	0.00	0.020	0	0	0	0	
Category 2	931.80	0.00		14	0	14	0	14
3 yr. < 5 yr.	90,055.35	567,482.50	0.030	2,702	17,024	14,323	1,351	
5 yr. < 10 yr.	802,462.55	318,980.00	0.040	32,099	12,759	19,339	6,380	
Category 3	892,517.90	886,462.50		34,800	29,784	5,016	14,892	19,908
10 yr < 15 yr.	14,526.60	0.00	0.045	654	0	654	0	
15 yr. < 20 yr.	19,593.80	0.00	0.050	980	0	980	0	
20 yr. < 25 yr.	0.00	0.00	0.055	0	0	0	0	
25 yr. or more	0.00	0.00	0.060	0	0	0	0	
Category 4	34,120.40	0.00		1,633	0	1,633	0	1,633
Total Gov'ts	927,570.10	886,462.50				6,664	14,892	[illegible]

Corporate Obligations	LMV	SMV	H.C.%	Haircuts
Hedged vs Gov.	0.00	0	0.00	0
Less than 1 year	23,732.40	0.00	0.02	475
1 yr. < 2 yr.	0.00	0.00	0.030	0
2 yr. < 3 yr.	0.00	0.00	0.050	0
3 yr. < 5 yr.	0.00	0.00	0.060	0
5 yr. < 10 yr.	0.00	0.00	0.070	0
10 yr. < 15 yr.	25,694.50	0.00	0.075	1,927
15 yr. < 20 yr.	0.00	0.00	0.080	0
20 yr. < 25 yr.	0.00	0.00	0.085	0
25 years or more	0.00	0.00	0.090	0
	0.00	0.00	0.150	0
Total Corp.	49,426.90 ① Total 65517	0.00		2,402

Municiple Obligations	LMV	SMV	H.C.%	Haircuts
Less than 1 year	0.00	0.00	0.01	0
1 yr. < 2 yr.	0.00	0.00	0.02	0
2 yr. < 3.5 yr.	0.00	0.00	0.03	0
3.5 yr. < 5 yr.	0.00	0.00	0.04	0
5 yr. < 7 yr.	0.00	0.00	0.05	0
7 yr. < 10 yr.	0.00	0.00	0.055	0
10 yr. < 15 yr.	0.00	0.00	0.06	0
15 yr. < 20 yr.	0.00	0.00	0.065	0
20 years or more	0.00	0.00	0.07	0
Total Municiples	0.00	0.00		0
Total Inventory	976,997.00	886,462.50		

Received Time Feb.13. 11:32AM

FOX CHASE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

	Original	Adjustments	Amended
Members' Equity and Net Capital Before Securities Haircuts	$ 762,938	$ 1,182	$ 764,120
Deductions and/or Charges:			
Non-allowable assets			
Portion of clearing deposit	50,000	-	50,000
Prepaid expenses	5,278	2,457	7,735
Fixed assets	13,244	630	13,874
Total Non-allowable assets	68,522	3,087	71,609
Net Capital before Securities Haircuts	694,416	(1,905)	692,511
Haircuts on Securities Positions:			
Haircuts	(218,346)	(105,842)	(324,188)
Undue concentration	(136,218)	(1,966)	(138,184)
Total Haircuts on Securities Positions	(354,564)	(107,808)	(462,372)
Net Capital	$ 339,852	$ (109,713)	$ 230,139
Aggregate Indebtedness:			
Accrued expenses and other liabilities	$ 475,848	$ 2,766	$ 478,614
Total Aggregate Indebtedness	$ 475,848	$ 2,766	$ 478,614
Minimum Capital Required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000	$ -	$ 100,000
Capital in Excess of Minimum Requirements	$ 239,852	$ (109,713)	$ 130,139
Ratio of Aggregate Indebtedness to Net Capital	1.40 to 1		2.08 to 1

Note: The above report includes an adjustment for additional net capital and deductions not on original Company's corresponding unaudited Form X-17A-5 Part II(A) filing.

See independent auditor's report and the accompanying notes to the financial statements.